Quality Distribution, LLC

QD Capital Corporation

4041 Park Oaks Drive

Tampa, Florida 33610

April 5, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quality Distribution, LLC

QD Capital Corporation

Registration Statement on Form S-4, filed December 18, 2009, as amended by

Amendment No. 1 to Registration Statement on Form S-4, filed February 5, 2010,

Amendment No. 2 to Registration Statement on Form S-4, filed March 17, 2010 and

Amendment No. 3 to Registration Statement on Form S-4, to be filed April 7, 2010

File No. 333-163868-01

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of Quality Distribution LLC, a Delaware limited liability company (“QD LLC”), and QD Capital Corporation, a Delaware corporation (“QD Capital” and together with QD LLC, the “Issuers”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 3:00 p.m. (ET) on April 7, 2010, or as soon thereafter as practicable.

In connection with this request for acceleration, the Issuers acknowledge that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Securities and Exchange Commission

Very truly yours,

QUALITY DISTRIBUTION, LLC

By:	/s/ Stephen R. Attwood
Stephen R. Attwood
Senior Vice President and Chief Financial Officer

QD CAPITAL CORPORATION

By:	/s/ Stephen R. Attwood
Stephen R. Attwood
Senior Vice President and Chief Financial Officer

[SEC Acceleration Request Letter]